April 30, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1996 and 1995, total revenues increased 10.6% from $582,563 to $644,175 and total expenses increased 5.9% from $387,025 to $410,016. As a result, net income increased from $195,538 to $234,159 for the three month period ended
March 31, 1996, as compared to the same period in 1995. The increase in revenue can be attributed to an increase in rental revenue as a result to higher occupancy and unit rental rates, partially offset by a decrease in sale of abandoned goods and U-Haul commissions.  Occupancy levels for the Partnership's five mini-storage facilities averaged 84.2% for the three month period ended March 31, 1996, as compared to 82.7% for the same period in 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $15,500 (4.7%) from $327,049 for the three month period ended March 31, 1995, to $342,540 for the same period in 1996. This increase can be attributed to higher repairs and maintenance expense, property management fees and security services, partially offset by lower yellow page advertising costs. Property management fees, which are based on revenue, increased as a result of the increase in rental revenue. Security services increased as a result of additional guard services provided at the construction site of the new manager's residence at Troy, Michigan. General and administrative expenses increased $7,500 (12.5%) primarily as a result of computer upgrade and consulting expenses and other taxes, which consists of Maryland Non-Resident Withholding Taxes which were paid by the Partnership.

The General Partners will continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President